United States securities and exchange commission logo





                             November 30, 2023

       Johan (Thijs) Spoor
       Chief Executive Officer
       Perspective Therapeutics, Inc.
       2401 Elliott Avenue, Suite 320
       Seattle, WA 98121

                                                        Re: Perspective
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 17,
2023
                                                            File No. 333-275638

       Dear Johan (Thijs) Spoor:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. It appears that the aggregate market value of the shares of your common stock held by non-affiliates during
the 60 days prior to November 17, 2023, did not appear to exceed the
                                                        $75 million threshold
that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis
demonstrating your ability to use Form S-3 pursuant to General
                                                        Instruction I.B.1.
Alternatively, if you are relying on General Instruction I.B.6 for S-
                                                        3 eligibility, please
include the information required pursuant to Instruction 7 to General
                                                        Instruction I.B.6.
   2. In your Form 10-Q filed for the quarter ended September 30, 2023, you note that the results of operations
for Viewpoint Molecular Targeting, Inc. following the acquisition that closed February 3,
2023, disclosed on Form 8-K as amended on April 21, 2023, are only reflected
post-acquisition. Please advise what consideration was given to providing a pro forma income
statement for the nine months ended September 30, 2023, which would
 Johan (Thijs) Spoor
Perspective Therapeutics, Inc.
November 30, 2023
Page 2
       include the pre-acquisition period of January 1, 2023 to February 3, 2023, under Article
       11 of Regulation S-X. Additionally, please file as an exhibit a consent from Weinberg
       & Company, P.A., as was included with the Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153
with any other questions.



                                                            Sincerely,

FirstName LastNameJohan (Thijs) Spoor                       Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NamePerspective Therapeutics, Inc.
                                                            Services
November 30, 2023 Page 2
cc:       Andrew Strong
FirstName LastName